UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   West, David J.
   100 Crystal A Drive


   Hershey, Pennsylvania  l7033
2. Date of Event Requiring Statement (Month/Day/Year)
   6/5/01
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Hershey Foods Corporation (HSY)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President, Business
   Planning & Development
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
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1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 18,785.00 (1)       D   Direct

Table II   Derivative Securitites Beneficially Owned
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1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option      (3)       05/20/11  Common Stock                 10,000.00  $59.03000  D           Direct
(right to buy) (2)

Explanation of Responses:

(1)
Restricted stock units of which 9,393 vest in January 2002 and 9,392 vest in January 2003.

(2)
These options were granted under the Hershey Foods Corporation Key Employee Incentive Plan, and they have a stock withholding feature which permits the withholding of shares of stock at the time of exercise to satisfy the grantee's income tax withholding rights.


(3)
Options vest according to the following schedule: 25% vest on the first anniversary of the grant date, an additional 25% vest on the second anniversary of the grant date, an additional 25% vest on the third anniversary of the grant date, and the options become fully vested on the fourth anniversary of the grant date.

SIGNATURE OF REPORTING PERSON
/S/ West, David J.
DATE June 13, 2001